SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)

CF Industries Holdings, Inc.

(Name of Issuer)

Common Stock (Par Value $0.01 Per Share)

(Title of Class of Securities)

125269100

(CUSIP Number)

William Davisson

Chief Executive Officer

GROWMARK, Inc.

1701 Towanda Avenue

Bloomington, Illinois 61702-2500

(309) 557-6000

With a copy to:

Geoffrey C. Cockrell, Esq.

Wildman, Harrold, Allen & Dixon LLP

225 West Wacker Drive, Suite 2800

Chicago, Illinois  60606-1229

(312) 201-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 125269100 13D Page 2 of 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) GROWMARK, Inc. I.R.S. Identification No. 37-0815318

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,260,403

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,260,403

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,403

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 4 amends and supplements the Statement on Amendment No. 3 of Schedule 13D, filed on October 17, 2007, which in turn amended and supplemented the Statement on Amendment No. 2 of Schedule 13D, filed on March 2, 2007, which in turn amended and supplemented the statement on Amendment No. 1 of Schedule 13D, filed on January 18, 2007, which in turn amended and supplemented the Statement on Schedule 13D, filed on August 26, 2005 (the “2005 Schedule 13D”), with respect to the Common Stock, Par Value $.01 Per Share (the “Common Stock”) of CF Industries Holdings, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein without definition have the meanings set forth in the 2005 Schedule 13D.

Item 1.  Security and Issuer.

Response unchanged.

Item 2.  Identity and Background.

Response unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

During the past 30 days, the Reporting Person sold 881,000 shares of Common Stock in several open market transactions and received an aggregate net consideration of $83,173,075.57.

Item 4.  Purpose of the Transaction.

Response unchanged.

Item 5.  Interest in Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

The Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any of the Covered Persons.  Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Person or any of the other Covered Persons.

(a)           The aggregate percentage of the Common Stock reported owned by the Reporting Person or a Covered Person is based upon 55,869,143 shares of Common Stock outstanding as of September 30, 2007, as reported in the Issuer’s 10-Q filed on November 5, 2007.

As of the close of business on December 6, 2007, the Reporting Person beneficially owns 2,260,403 shares of Common Stock, representing approximately 4.0% of the shares of Common Stock outstanding.

As of the close of business on December 6, 2007, William Davisson, a Covered Person, beneficially owns 9,980 shares of Common Stock, representing approximately 0.01% of the shares of Common Stock outstanding.

(b)           The Reporting Person and William Davisson each has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it or him in this Schedule 13D.

(c)           During the past 60 days, the Reporting Person and the Covered Person disposed of shares of Common Stock in the transactions set forth below:

Name	Date	Number of Shares	Price per Share/ Consideration	Type of Transaction
William Davisson	11/26/2007	1,772	In exchange for $85.00/share	Open Market

GROWMARK, Inc.	11/28/2007	25,100	In exchange for $89.47/share	Open Market

GROWMARK, Inc.	11/29/2007	95,200	In exchange for $89.50/share	Open Market

GROWMARK, Inc.	11/30/2007	300	In exchange for $91.20/share	Open Market

GROWMARK, Inc.	12/03/2007	499,700	In exchange for $93.64/share	Open Market

GROWMARK, Inc.	12/06/2007	260,700	In exchange for $98.29/share	Open Market

Except as set forth above, no other transactions in the Common Stock were effected during the past 60 days by the Reporting Person or the Covered Person.

(d)           No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person or any Covered Person.

(e)           The Reporting Person ceased to be the beneficial owner of more than 5 percent of the Common Stock on December 3, 2007.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Response unchanged.

Item 7.  Material to be filed as Exhibits.

Response unchanged.

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SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2007

GROWMARK, Inc.

/s/ Marshall P. Bohbrink
Name: Marshall P. Bohbrink

Title: Treasurer

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